EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

April 1, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO PROVIDES SAN GONZALO MINE LEVEL 6 UNDERGROUND DEVELOPMENT RESULTS & ANNOUNCES 2014 DRILL PROGRAM

Avino Silver and Gold Mines Ltd. (“Avino” or “the Company”)today announced preliminary results from development of the sixth level of the San Gonzalo Mine as well as plans to commence its 2014 drill program on the Avino property, located 80km northeast of Durango, Mexico.

"We are encouraged with the initial sampling results from level 6 of the San Gonzalo Mine; gold and silver grades continue strong and both the strike and widths remain consistent with level 5. We look forward to processing this material once it is mined. We are also pleased to commence our 2014 drill program which is scheduled to begin as soon as permits are received. This drill program will explore the San Gonzalo vein at depth as well as other vein systems nearby.”

-David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

San Gonzalo Mine Level 6 Development Results

Development of level 6 of the San Gonzalo Mine has been ongoing since the beginning of the year. Drifting to date has totaled 106 metres to the northwest and 122 metres southeast of the main crosscut across from the ramp on level 6.

Avino has taken face samples to the Northwest and to the Southeast along the vein. These samples are assayed in Avino’s own lab and provide a quick and inexpensive guide to vein width, grade, and continuity. Before planning stopes between levels 5 and 6, Avino samples the back (roof) of the vein. These samples are delivered to Inspectorate Labs in Durango, Mexico.

Inspectorate Labs are part of the Bureau Veritas Group. Samples are prepped (ground and prepared into pulps) then air freighted to the Bureau Veritas facility in Sparks, Nevada,where they are assayed by techniques described below.

Results to date from the back-sampling programme are as follows:

Northwest of Crosscut (Poniente Pte)
Sampled Length Along Vein (m)	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
18.28	Vein: 1.79	3.224	485	1.22	1.88
	Drift: 2.39	2.444	370	1.02	1.53
3.58	Vein: 1.58	0.791	176	2.55	4.05
	Drift: 2.51	0.541	123	1.95	3.16
5.89	Vein: 1.95	2.339	611	2.22	4.07
	Drift: 2.56	1.815	472	1.92	3.52
11.38	Vein: 1.78	1.451	134	0.51	0.80
	Drift: 2.78	1.004	98	0.40	0.62
Total: 39.13

Southeast of Crosscut (Oriente Ote)
Sampled Length Along Vein (m)	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
8.44	Vein: 2.53	1.711	121	0.55	1.05
	Drift: 3.90	1.231	87	0.40	0.72
4.41	Vein: 1.55	0.934	70	0.30	0.63
	Drift: 2.90	0.717	54	0.25	0.50
18.25	Vein: 2.05	4.309	460	0.98	1.56
	Drift: 2.72	3.358	354	0.80	1.22
6.53	Vein: 1.94	2.291	208	0.72	0.94
	Drift: 2.38	1.905	177	0.62	0.84
16.11	Vein: 2.90	3.538	599	0.78	1.14
	Drift: 3.62	2.862	483	0.65	0.95
Total: 53.74

Sampling lengths along the vein are continuous as shown on the sample plan map available on Avino’s website.

The San Gonzalo vein contains the highest gold and silver values; however, we drift wider along the vein and sample the country rock on both sides of the vein. The wall rocks usually contain metal values which decrease with distance from the San Gonzalo vein; thus, we can plan mining over wider widths, providing more tonnage and wider stopes, which permit efficient operation using shrinkage methods whilst providing feed grade to our mill well above cut-off.

Avino is fortunate to be able to mine wider than the actual San Gonzalo vein without serious grade dilution.

Assay Methods

Samples from level 6 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulp assayed in Reno, Nevada using fire assay and AA finish for gold, four-acid digestion and AA for most silver or fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full-service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays from level 6 sampling at San Gonzalo.

2014 Drill Program

In 2014, Avino is planning to undertake both surface and underground drill programs to further explore the San Gonzalo vein at depth as well as other nearby vein systems. Currently a 70 metre cross cut with drill station is being driven on level 6 with plans to drill angled holes to depth to test the vein between the levels 7 and 10 elevations and below level 10(the perimeter of the current mineral resource) with the intent of extending known mineralization at depth.

Further, the 2014 drill program will include a surface program intended to explore other vein systems near the San Gonzalo Mine. These vein systems include the Los Angeles and Angelica veins both of which are located within drill distance of existing San Gonzalo mine workings. Drilling will commence when permits are received.

Avino owns both a surface and underground drill and will conduct the drilling internally. The surface LY-44 drill was recently fully rehabilitated with replacement components to make it more powerful; it now has a capacity of 800metreusing an NQ drill hole diameter.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng,Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release but are not responsible for other info.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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